 QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Plan's fiscal year ended March 31, 2000

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Minntech Corporation
14605 - 28th Avenue North
Minneapolis, Minnesota 55447

Minntech Corporation

Profit Sharing and Retirement Plan and Trust

Index to Financial Statements

Page Number(s)

Financial Statements:
Report of Independent Accountants	F-1
Statement of Net Assets Available for Benefits as of March 31, 2000 and 1999	F-2
Statement of Changes in Net Assets Available for Benefits for the year ended March 31, 2000	F-3
Notes to Financial Statements	F-4 to F-7
Supplemental Schedule:
Schedule of Assets Held for Investment Purposes as of March 31, 2000	F-8
Exhibits:
Consent of Independent Accountants	E-1

Report of Independent Accountants

To the Participants and Administrator
of the Minntech Corporation
Profit Sharing and Retirement Plan and Trust:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Minntech Corporation Profit Sharing and Retirement Plan and Trust (the Plan) at March 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended March 31, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
August 15, 2000

Minntech Corporation

Profit Sharing and Retirement Plan and Trust

Statement of Net Assets Available for Benefits

For the year ended March 31, 2000 and 1999

	2000	1999

Assets:
Investments (see Note 3)	$12,306,730	$9,771,484
Participant loans	402,483	393,380
Receivables:
Employer contribution	617,835	588,500
Participant contribution	33,026	—

Total receivables	650,861	588,500
Liabilities:
Other liabilities:	4,097	—

Net assets available for benefits	$13,355,977	$10,753,364

The accompanying notes are an integral part of the financial statements.

Minntech Corporation

Profit Sharing and Retirement Plan and Trust

Statement of Changes in Net Assets Available for Benefits

As of March 31, 2000

Additions:
Interest/dividend income	$540,464
Net appreciation in the fair value of investments	2,209,169

Total investment income	2,749,633
Contributions:
Employee contributions	922,976
Employer profit sharing contribution	614,927
Employer matching contribution	68,286
Transfer from other plans	25,876

Total contributions	1,632,065

Total additions	4,381,698
Deductions:
Benefits paid to participants	(1,744,551)
Administrative expenses	(34,534)

Total deductions	(1,779,085)
Net increase	2,602,613
Net assets available for benefits:
Beginning of year	10,753,364
End of year	$13,355,977

The accompanying notes are an integral part of the financial statements.

Minntech Corporation

Profit Sharing and Retirement Plan and Trust

Notes to Financial Statements

1. Description of the Plan

    The following description of the Minntech Corporation Profit Sharing and Retirement Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General

    The Plan is a defined contribution plan covering all eligible Minntech Corporation (the Company) employees. Employees are eligible to participate in the Plan after the employee has completed 1,000 or more hours of service during 12 consecutive months. Certain employees are not eligible if employed under a collective bargaining agreement with a labor union unless that agreement expressly provides for the employee's coverage under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  Administration

    DCA is the Plan Administrator. Schwab Institutional is the trustee of the Plan.

  Contributions

    Eligible participants may contribute 1% to 10% of pre-tax annual compensation, as defined by the Plan. The Company contributes 10% of the first 6% of base compensation that a participant contributes to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

    Additional amounts may be contributed to the Plan each year based upon the financial performance of the Company at the option of the Company's Board of Directors. The Company is not required to make a discretionary contribution in any Plan year. Contributions are subject to certain limitations.

  Participant Accounts

    Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting

    Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based upon years of continuous service. A participant vests twenty percent after three years, an additional twenty percent for each years four, five, six, and seven. A participant is fully vested after seven years of service or upon retirement at age sixty-five or upon death or disability.

  Investment Options

    Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in any of 12 investment options. Eleven of the 12 investment options existing at March 31, 2000 are through Fidelity Investments. The remaining investment option includes a fund invested primarily in shares of the Company's common stock. Participants may change their investment options at any time.

  Participant Loans

    Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. The loans are secured by the vested balance in the participants' accounts and bear interest at the prime interest rate. Principal and interest is paid ratably through monthly payroll deductions. Loan terms range from one to five years or up to ten years for the purchase of a primary residence.

  Payment of Benefits

    Upon termination of service, a participant elect to receive either a lump-sum amount equal to the value of the participant's vested balance in his or her account, or annual or more frequent installments of as nearly equal amounts as may be conveniently determined, but in no event less than the minimum distribution required under Internal Revenue Code (IRC) Section 401(a)(9).

  Forfeited Accounts

    When employment ends, the participants are vested in all, some or none of their account balance, depending upon various factors, including the participant's age and length of service. Any non-vested portion of the account balance will be forfeited. Forfeitures of terminated participants are allocated first to restore any forfeitures of re-employed participants and then are allocated to the accounts of eligible participants based upon the ratio of the individual participant's compensation for the Plan year over the compensation of all eligible participants for the Plan year. At March 31, 2000, forfeited nonvested accounts totaled $37,318.

2. Significant Accounting Policies

  Basis of Accounting

    The financial statements of the Plan are prepared under the accrual method of accounting.

  Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Investment Valuation and Income Recognition

    The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  Payment of Benefits

    Benefits are recorded when paid.

  Administrative Expenses

    Administrative expenses paid by the Plan for the years ended March 31, 2000 and 1999 were $34,534 and $36,658, respectively. Administrative expenses for legal, auditing, and administration costs have been fully paid by the Company at its discretion.

  Risks and Uncertainties

    The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

  Plan Termination

    Although it has no intentions to do so, the Company may elect to terminate the Plan at any time, by action of its Board of Directors. In the event the Company elects to terminate the Plan, all participant account balances become fully vested.

  New Accounting Standards

    On September 15, 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 99-3, 'Accounting for and Reporting of Certain Defined Contribution Benefit Investments and Other Disclosure Matters.' SOP 99-3 is effective for financial statements of plan years ending after December 15, 1999, with earlier adoption encouraged. The SOP 99-3 revised the requirements for disclosure of separate fund information for individual investment options and other investment related disclosure, but had no effect on net assets available for plan benefits. The Plan adopted such requirements for the year ended March 31, 2000.

3. Investments

    Investments that represent 5% or more of the Plan's net assets available for benefits at March 31, 2000 and 1999 are summarized as follows:

	2000	1999

Baron Assets Fund	$1,383,291	$1,201,266
Brandywine Fund	1,281,152	762,930
Fidelity Magellan Fund	1,948,022	1,681,644
Invesco Retirement Stable Value Fund	821,494	850,390
Janus Worldwide Fund	2,830,815	1,444,069
Vanguard Index Trust 500 Portfolio	2,107,124	2,013,829

    During the year ended March 31, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$2,409,970
Common stock	(200,801)

$2,209,169

4. Tax Status

    The Internal Revenue Service has determined and informed the Company by letter dated November 30, 1993 that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5. Related Party and Party-in-Interest Transactions

    Plan investments include shares of the Company's common stock. The Company is the holding company of the Plan sponsor and therefore, these investment transactions qualify as party-in-interest. Purchases and sales of Minntech Corporation common stock for the year ended March 31, 2000 amounted to $414,242 and $333,069, respectively.

Minntech Corporation

Profit Sharing and Retirement Plan and Trust

Schedule of Assets Held for Investment Purposes

As of March 31, 2000

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value

	Fidelity Investments	Heartland Value Fund, 4,618 shares		$159,698
		Magellan Fund, 13,599 shares		1,948,022
		Janus Worldwide Fund, 33,124 shares		2,830,815
		Hotchkis & Wiley International Fund, 17,939 shares		470,531
		Baron Asset Fund, 21,350 shares		1,383,291
		Brandywine Fund, 25,289 shares		1,281,152
		Vanguard Index TR500 Fund, 15,260 shares		2,107,124
		Founders Balanced Fund, 49,431 shares		547,200
		Value Line Aggressive Income Fund, 52,133 shares		364,413
		Vanguard GNMA Fund, 12,268 shares		121,452
		Invesco Stable Value Fund, 821,494 shares		821,494

				12,035,192
*	Minntech Corporation	Common stock, 36,205 shares		271,538

		Total assets held for investment purposes		$12,306,730

*	Party-in-interest.
**	Information is not required for participant directed amounts.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Minntech Corporation Profit Sharing and Retirement Plan and Trust have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2000	MINNTECH CORPORATION PROFIT SHARING AND RETIREMENT PLAN AND TRUST
	By:	William Hope Member of the Administrative Committee

QuickLinks

Report of Independent Accountants
Signatures